UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

January 20, 2023

(Date of Report (Date of earliest event reported))

Multi-Housing Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-340525
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 N. Capital of Texas Highway, Suite 320 Austin, TX 78759	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898

Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Changes to Directors and Officers

Chirag Hathiramani, formerly the Chief Investment Officer, departed the Company on January 11, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 20, 2023.

Multi-Housing Income REIT, LLC

By:	Casoro Capital Partners, LLC
As Manager

By	/s/ Monte Lee-Wen
Monte Lee-Wen, Chief Executive Officer

DATED: January 20, 2023

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